Fulbright & Jaworski L.L.P.
A Registered Limited Liability Partnership
666 Fifth Avenue, 31st Floor
New York, New York 10103-3198
www.fulbright.com

jdaniels@fulbright.com	telephone: (212) 318-3000
direct dial: (212) 318-3322	facsimile: (212) 318-3400
September 21, 2009
VIA EDGAR AND FEDERAL EXPRESS
Ms. Pamela A. Long
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4631
Washington, D.C. 20549-7010
Re:	Mistras Group, Inc. Registration Statement on Form S-1 Filed June 10, 2008 File No. 333-151559
Dear Ms. Long:
     On behalf of Mistras Group, Inc. (the “Registrant”), we hereby submit to you Amendment No. 4 (“Amendment No. 4”) to the Registrant’s above-referenced Registration Statement on Form S-1 (the “Registration Statement”), reflecting changes made in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter of Pamela A. Long dated September 17, 2009 to Sotirios J. Vahaviolos, Ph.D., pertaining to Amendment No. 3 to the Registration Statement, and our conversations with Craig Slivka, Staff Attorney, and Mindy Hooker, Staff Accountant, on Friday, September 18, 2009.
     All responses to the Staff’s comments set forth in this letter are submitted on behalf of the Registrant at its request. All responses to the accounting comments were prepared by the Registrant in consultation with its independent auditors. To facilitate your review, we have set forth in this letter each of the Staff’s comments with the Registrant’s corresponding response below. We have marked the enclosed Amendment No. 4 to show changes and all references to page numbers below pertain to the page numbers in the marked version of Amendment No. 4 submitted herewith.
FN(2) to Summary historical consolidated financial data, page 12
1.	We note your disclosure that stock compensation expense is a “non-cash expense that management does not use in assessing operational performance because it does not affect [your] ability to generate free cash flow or invest in [your] business.” It is unclear from this disclosure whether you are implying that Adjusted EBITDA is a liquidity measure.
Austin • Beijing • Dallas • Denver • Dubai • Hong Kong • Houston • London • Los Angeles • Minneapolis
Munich • New York • Riyadh • San Antonio • St. Louis • Washington DC

Ms. Pamela A. Long
U.S. Securities and Exchange Commission
Division of Corporation Finance
September 21, 2009

Please revise your disclosures to clarify. In this regard, it does not appear that your 2009 Adjusted EBITDA measure is an appropriate liquidity measure given that the legal settlement adjustment relates to an actual cash expenditure. Refer to Item 10(e)A of Regulation S-K.

Response: The Registrant has revised the disclosure in accordance with the Staff’s comment. Please see pages 12, 42 and 65 of Amendment No. 4.

2.	We also note that “some financial covenants in your credit agreement require you to maintain financial ratios calculated based upon a measure with adjustment to EBITDA of a type substantially similar to the adjustments incorporated into adjusted EBITDA.” If this is a material debt covenant this discussion should more appropriately be included in your liquidity disclosures. See our comment below.

Response: The Registrant has revised the disclosure in accordance with the Staff’s comment. Please see page 12, 42 and 65 of Amendment No. 4.
Management’s discussion and analysis of financial condition and results of operations
Overview, page 44
3.	We note your disclosure on page 45 suggesting that despite the global economic downturn’s impact on your revenue and profitability in 2009, you may not be as negatively affected in the future. Please expand upon this discussion.

Response: The Registrant has revised the disclosure in accordance with the Staff’s comment. Please see page 45 of Amendment No. 4.
Liquidity and Capital Resources
Cash Balance and Credit Facility Borrowings, page 64
4.	We note your disclosure that your credit facility contains financial covenants. If it is reasonably likely that you may not comply with a material covenant, please present actual ratios and other actual amounts versus minimum/maximum ratios/amounts required as of each reporting date. Such presentation will allow investors to more easily understand your current ability to meet your financial covenants. It may also be necessary to show specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if applicable. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Response: The Registrant supplementally advises the Staff that because the Registrant does not believe it is reasonably likely that it may not comply with a material covenant during the term of its credit facility, it has not added the additional disclosure requested by the Staff.

Ms. Pamela A. Long
U.S. Securities and Exchange Commission
Division of Corporation Finance
September 21, 2009

Critical Accounting Estimates, page 68
5.	We note that you have identified accounts receivable, foreign currency translation, goodwill and intangible assets, impairment of long-lived assets, derivative financial instruments, and income taxes as those accounting policies which involve a greater degree of judgment and complexity. Please revise your critical accounting policy disclosures where appropriate to provide quantitative and qualitative disclosure of each estimate’s specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect on your financial statements. Refer to Section V of the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations (Release 33-8350/34-48960) issued December 19, 2003.

Response: The Registrant has revised the disclosure in accordance with the Staff’s comment. Please see pages 69, 70 and 71 of Amendment No. 4.

6.	In the interest of providing readers with better insight into management’s judgments in accounting for goodwill, ensure your expanded disclosures include the following:
•	Identify the reporting unit level at which you test goodwill for impairment and your basis for that determination;

•	Provide a quantitative discussion of each of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes;

•	Provide a qualitative and quantitative discussion of any reporting units that are at risk for impairment, including the amount of goodwill allocated to those units;

•	Address whether the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes;

•	Provide quantitative information regarding any significant known trends, and;

•	Any material and useful information that you gather and analyze regarding the risks of recoverability of your assets.
Response: The Registrant has revised the disclosure in accordance with the Staff’s comment. Please see page 70 of Amendment No. 4. Based on the Registrant’s internal projections the value of the Registrant’s reporting units materially exceeds its carrying value. The Registrant believes that a significant modification to the key assumptions used in building the discounted cash flow model would need to occur for the reporting units to be as risk of impairment. The Registrant used a third party valuation firm to assist with its analysis.

Ms. Pamela A. Long
U.S. Securities and Exchange Commission
Division of Corporation Finance
September 21, 2009

7.	With regard to your assessment of long-lived assets for impairment, ensure your expanded disclosures address the following:
•	Identify the nature of your asset groups and provide a more comprehensive discussion of how you estimate the undiscounted cash flow of your asset groups. Refer to paragraphs 16-21 of SFAS 144;

•	For those asset groups for which their undiscounted cash flows are not materially in excess of their carrying amount, quantify the carrying amount of those asset groups. In addition, you should also disclose the following:
•	Clearly communicate to investors the amount of your property, plant and equipment that is at-risk for impairment;

•	Quantify the material assumptions (ranges and/or weighted averages) underlying your undiscounted cash flow analysis and quantify the potential impact of changes in each material assumption by providing sensitivity analysis; and

•	Discuss quantitative information regarding any significant known trends.
Response: The Registrant evaluates its long lived assets for impairment in accordance with SFAS No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets. In accordance with paragraph 8 of this statement, long-lived assets should be tested for recoverability whenever events or changes in circumstances indicate that it’s carrying amount may not be recoverable. The Registrant has revised the disclosure to more clearly describe management’s assessment process and to disclose the fact that management concluded that there were no events or changes in circumstances that indicate long-lived assets may not be recoverable in fiscal 2008 and 2009. Please see page 70 of Amendment No. 4.
8.	We note your disclosures on page F-31 and F-32 indicate that the fair market value of Class B and Class A shares were determined using market comparables and multiple averages of various peer groups. Given the significant impact this valuation has on the carrying value of your preferred stock and your net (loss) income available to common stockholders, please expand your discussion to include an explanation of the methods you used, how you weighted those methods and provide a quantitative and qualitative discussion of the factors and assumptions used in each method. To the extent that there have been changes in the factors and assumptions used in the periods presented please discuss the impacts from period to period.

Response: The Registrant has revised the disclosure in accordance with the Staff’s comment. Please see page F-32 of Amendment No. 4.
Report of Independent Registered Public Accounting Firm, page F-2
9.	Please provide a revised auditor’s report which covers all periods presented. In this regard, we note that the audit report does not cover your consolidated statements of operations, stockholders’ equity (deficit) and cash flows for the year ended May 31, 2007.

Response: The Registrant has revised the disclosure in accordance with the Staff’s

Ms. Pamela A. Long
U.S. Securities and Exchange Commission
Division of Corporation Finance
September 21, 2009

comment.	Please see page F-2 of Amendment No. 4.
Notes to the consolidated financial statements
Goodwill page F-19
10.	Revise your column headings to reflect the appropriate dates.

Response: The Registrant has revised the disclosure in accordance with the Staff’s comment. Please see page F-19 of Amendment No. 4.
Long-term Debt, page F-22
11.	We note your disclosures that the credit agreement contains financial covenants that require you to maintain compliance with specified financial ratios and your disclosure on page 64 indicating that two covenants in your credit agreement were amended retroactive to prior periods. Please revise your disclosure to clearly state whether you were in compliance with these covenants at the end of the period presented and to disclose the terms of the new covenants.

Response: The Registrant has revised the disclosure in accordance with the Staff’s comment. Please see page F-23 of Amendment No. 4.
18. Stock Options, page F-34
12.	We note your disclosure that the fair market value of the common stock was determined by the Company’s Board of Directors. Please expand your disclosure to clearly explain how your Board has determined this value. Additionally, please clarify whether the Board’s determination of the fair market value was consistent with the fair market value used in the determination of preferred stock accretion. If these approaches were not similar, please explain the differences and also explain why differing approaches were used.

Response: The Registrant has revised the disclosure in accordance with the Staff’s comment. Please see page F-34 of Amendment No. 4.

Ms. Pamela A. Long
U.S. Securities and Exchange Commission
Division of Corporation Finance
September 21, 2009

     If you have any comments or questions to the foregoing responses or referenced revisions, please feel free to contact the undersigned at (212) 318-3322 or Don Ainscow at (212) 318-3358.
Very truly yours,
/S/ Joseph F. Daniels
Joseph F. Daniels
Enclosure
cc:	Melinda Hooker, Staff Accountant
Anne McConnell, Staff Accountant
Craig Slivka, Staff Attorney
Sotirios J. Vahaviolos, Ph.D., Mistras Group, Inc.
Pete Peterik, Mistras Group, Inc.
Andrew C. Freedman, Esq., Fulbright & Jaworski L.L.P.
Sheldon G. Nussbaum, Esq., Fulbright & Jaworski L.L.P.
Donald G. Ainscow, Esq., Fulbright & Jaworski L.L.P.